UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                        COMMISSION FILE NUMBER: 000-55033

                                THREE FORKS, INC.
                 ----------------------------------------------
                              (Name or Registrant)

             COLORADO                            45-4915308
   ---------------------------- --------------------------------------------
     (State of Incorporation)        (IRS Employer Identification Number)


                     PO BOX 1510, JOHNSTOWN, COLORADO 80534
            --------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (303) 404-2160
                  --------------------------------------------
                         (Registrant's Telephone Number)

                             W. EDWARD NICHOLS, CEO
                                   PO BOX 1510
                            JOHNSTOWN, COLORADO 80534

           (Name, Address and Telephone Number of Person Authorized to
                   Receive Notice and Communications on Behalf
                       of the Person(s) Filing Statement)

 -------------------------------------------------------------------------------


      NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
                   CONNECTION WITH THIS INFORMATION STATEMENT

                  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
                        REQUESTED NOT TO SEND US A PROXY

                                THREE FORKS, INC.

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

          NOTICE OF ANTICIPATED CHANGE IN THE MAJORITY OF THE BOARD OF
                                    DIRECTORS

                                  INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001 per share ("Common Stock"), of Three Forks, Inc., a Colorado corporation (the "Company"), at the close of business on November 14, 2014, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under that Exchange Act, in connection with an anticipated change in majority control of the Company's board of directors (the "Board") other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Board of Directors is expected to take place no earlier than 10 days after the date this information statement is filed with the Securities and Exchange Commission (the "SEC") and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about December 2, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Certain disagreements have arisen between the Company's management and certain investors concerning, inter alia, management and direction of the Company; employees, compensation, use of proceeds and other matters concerning the operation of the Company, and, in light of the costs, delays and uncertainties attendant to any continued dispute or litigation regarding matters related to the Company's business, the parties agreed to compromise their differences and settle and resolve all matters in controversy between them.

On November 20, 2014, a Resignation and Settlement Agreement (the "Settlement Agreement") was entered into by and among Three Forks, Inc. (the "Company"), Edward Nichols ("Nichols"), Donald Walford ("Walford"), Charles Pollard ("Pollard"), Paul Dragul ("Dragul"), William Young ("Young"), (Nichols, Walford, Pollard, Dragul and Young shall be referred to as the "Exiting Persons"), Tim R. Dender ("Dender"), Alex D. Withall ("Withall"), Texas Tea Associate Group, LLC, a Georgia limited liability company ("TTAG"), Enterprise Opportunities Corporation, a Georgia corporation ("EOC"), CPC International Corporation, a Georgia corporation ("CPC") and Tom Ness ("Ness") (Dender, Withall, TTAG, EOC, CPC and Ness shall be referred to as the "Designated Investors").

                          CHANGE OF BOARD OF DIRECTORS

In connection with the Settlement Agreement, among other things as more fully described therein:

(a) Resource Recovery LLC ("Resource Recovery"), will cause the remaining outstanding balance of $1,175,000 due under by the Company from Guaranty Bank and Trust (`Guaranty Bank") dated May 9, 2014 in the original principal amount of $1,200,00.00 (the "Loan") to paid off (the "Loan Payoff") by way of assignment of the Loan from Guaranty Bank to Resource Recovery. In addition as a condition to such payment by Resource Recovery thereof, the Company shall simultaneously pay all interest, fees and other costs due under the Loan to Guaranty Bank.

(b) Nichols, Pollard, Young and Dragul ("Current Company Directors") shall resign as directors of the Company and from all other executive positions with the Company and all committees of the Company simultaneously with the Loan Payoff. The Current Company Directors' resignations as directors of the Company will be effective ten days after the mailing of this Information Statement to stockholders of the Company (the "Effective Date"). The Current Company Directors shall execute Board resolutions to appoint Dender, Withall and Charles
W. Jones, ("Incoming Directors") as directors to replace the Current Company Directors, which was effective upon the resignation of such directors as provided in the Settlement Agreement and the expiration of the ten-day notice period under ss.240.14f-1.

(c) Certain parties to the Settlement Agreement, including current CEO Ed Nichols, former CEO Don Walford, Charles Pollard and Bill Young, also agreed to reduce their ownership in stock and options of the Company as further described in the Settlement Agreement and herein.

(d) Each of the Current Company Directors and Don Walford covenant and agrees not to serve or stand for election or reelection in the future as an officer, director, executive officer, committee member, employee or consultant of the Company or any of its affiliates or act as a nominee or agent thereof.

(e) Also effective as of the Effective Date, Tom Ness will be appointed as the Chief Executive Officer and Secretary of the Company and Tim Dender will be appointed Chairman of the Board.

To the best of the Company's knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the our knowledge, none of the incoming officers or directors or existing officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

                                VOTING SECURITIES

As of the date of this Information Statement, the authorized capital stock of the Company consisted of (i) 100,000,000 shares of Common Stock, of which 11,697,677 shares are outstanding as of November 14, 2014 and (ii) 25,000,000 shares of Class A Preferred Convertible Stock (the "Class A Preferred Stock") of which no shares are outstanding.

Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders. Each share of Class A Preferred Stock has a deemed purchase price of $4.50 per share and have voting rights equivalent to their conversion rate, one (1) share of Class A Preferred Stock equals one (1) share of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of:

o the shares of Common Stock immediately prior to the Effective Date based on 11,697,677 shares outstanding; and o the shares of Common Stock immediately after the Effective Date, based on 8,767,677 shares outstanding;

     o each current director and executive officer of Company and each person nominated to become a director following the Effective Date;

     o all current executive officers and directors of the Company as a group (including in the post-Effective Date chart, only the director nominees and not the current directors); and

     o each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

                      BEFORE THE SETTLEMENT AGREEMENT DATE

-----------------------------------------------------------------------------
                                                    AMOUNT AND
                                                    NATURE OF
 NAME AND ADDRESS OF BENEFICIAL OWNER               BENEFICIAL      PERCENT OF
                (1)                                  OWNER(2)        CLASS (2)
=============================================================================
5% OR GREATER OWNERS:
--------------------------------
Shareholders of Gulfstar Energy Corp. (3),            699,517          5.97%
-----------------------------------------------------------------------------
Donald Walford (4)                                  1,980,000         16.85%
-----------------------------------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS:
----------------------------------
W. Edward Nichols, Chief Executive                  2,050,000         17.45%
Officer, Chairman of the Board &
Secretary (5)
-----------------------------------------------------------------------------
Terrence R. Manning, Former President & Chief          240,000         2.01%
Operating Officer (6)
-----------------------------------------------------------------------------
Charles Pollard, Director, Former President,        2,300,000         16.43%
Chief Operating Officer & CEO of TFI Operating
Company, Inc. (7)
-----------------------------------------------------------------------------
William Young, Director (8)                            529,395         4.33%
-----------------------------------------------------------------------------
Paul Dragul, Director (9)                              187,000         1.60%
-----------------------------------------------------------------------------
All Directors and Executive Officers as a            5,306,395         41.82
Group (5 persons)
-----------------------------------------------------------------------------

(1) The address of each person or entity listed below, unless otherwise indicated, is 555 Eldorado Blvd., #100, Broomfield, Colorado 80021.

(2) Based upon 11,697,677 shares issued and outstanding on November 14, 2014 adjusted by any shares which the listed person has the right to acquire as a result of their options being considered exercised within 60 days of the Effective Date.

(3) Gulfstar Energy agreed to sell certain mineral interest to the Company for cash and stock in September 2012. The transaction closed and 699,517 shares of the Company are held by the shareholders of Gulfstar. Gulfstar is in a voluntary liquidation. We have agreed to include the 699,517 shares in a registration statement on Form S-1 to register the shares for distribution to the Gulfstar shareholders for re-sale by these shareholders. These shares are not included in a registration statement. The timing of such registration has not been established at the time of this filing.

(4) Mr. Walford resigned as an Officer of the Company on January 28, 2014 and as a Director on February 27, 2014. Mr. Walford holds an option exercisable for 50,000 shares of our common stock with a term of 3 years and an exercise price of $1.00 per share.

(5) Mr. Nichols holds an option exercisable for 50,000 shares of our common stock with a term of 3 years and an exercise price of $1.00 per share.

(6) Mr. Manning holds an option exercisable for 1,200,000 shares of our common stock. The options have (i) a $0.10 / share option strike price; (ii) a term of 5 years; (iii) a cashless exercise; (iv) a three-year vesting period with 10% of the options vesting upon the execution of his employment agreement with the Company dated June 10, 2014; (v) the remaining options vest ratably over 3 years commencing July 1, 2014. Accordingly, only 240,000 shares under option are considered exercised. Mr. Manning resigned as an officer as of October 31, 2014.

(7) Mr. Pollard holds an option exercisable for 2,250,000 shares of our common stock. The option has a term of 3 years and an exercise price of $0.10 per share. The option does provide for a cashless exercise. Mr. Pollard also holds an option exercisable for 50,000 shares of our common stock with a term of 3 years and an exercise price of $1.00 per share. Accordingly, 2,300,000 shares under option are considered exercised. Mr. Pollard held a Secured Convertible Promissory Note for $300,000 convertible into shares of our common stock at $3.60 per share. On June 17, 2014, Mr. Pollard resigned as an officer of the Company and prior to his resignation the Secured Convertible Promissory Note was paid in full on May 8, 2014.

(8) Mr. Young holds an option exercisable for 100,000 shares of our common stock. The option has a term of 3 years and an exercise price of $0.10 per share. The option does provide for a cashless exercise. Mr. Young also holds an option exercisable for 25,000 shares of our common stock with a term of 3 years and an exercise price of $1.00 per share. Mr. Young is to receive 4,395 shares of our common stock, which are currently held in escrow on behalf of the Gulfstar shareholders.

(9) Mr. Dragul holds 137,000 shares of common stock directly and 25,000 shares indirectly through NTC& Co for the benefit of Paul Dragul. In addition, Mr. Dragul holds an option exercisable for 25,000 shares of our common stock with a term of 3 years and an exercise price of $1.00 per share.

      FOLLOWING THE SETTLEMENT AGREEMENT DATE AND AS OF THE EFFECTIVE DATE


NAME AND ADDRESS OF           AMOUNT AND NATURE OF        PERCENT OF
BENEFICIAL OWNER (1)           BENEFICIAL OWNER (2)        CLASS (2)
----------------------------- ---------------------       ----------

5% OR GREATER OWNERS:
---------------------

Shareholders of Gulfstar
Energy Corp. (3)                     699,517                7.98%

W. Edward Nichols                    500,000                5.70%

Donald Walford                       500,000                5.70%

Charles Pollard                      500,000                5.40%


DIRECTORS AND EXECUTIVE OFFICERS:
---------------------------------

Tom Ness, President & Chief
Operating Officer (4)                160,500                1.81%

Tim R. Dender,
Chairman and Director (5)            166,667                1.90%


Alex D. Withall, Director (6)        280,000                3.19%

Charles W. Jones (7)                 110,000                1.24%

All Directors and
Executive Officers
as a Group (4 persons)               717,167                8.14%

--------------------------------------------------------------------------------
(1) The address of each person listed below, unless otherwise indicated, is c/o Three Forks, Inc., PO Box 1510, Johnstown, Colorado 80534.
--------------------------------------------------------------------------------
(2) Based upon 8,767,677shares issued and outstanding on the Effective Date adjusted by any shares which the listed person has the right to acquire as a result of their options being considered exercised within 60 days of the Effective Date.
--------------------------------------------------------------------------------
(3) Gulfstar Energy agreed to sell certain mineral interest to the Company for cash and stock in September 2012. The transaction closed and 699,517 shares of the Company are held by the shareholders of Gulfstar. Gulfstar is in a voluntary liquidation. We have agreed to include the 699,517 shares in a registration statement on Form S-1 to register the shares for distribution to the Gulfstar shareholders for re-sale by these shareholders. These shares are not included in a registration statement. The timing of such registration has not been established at the time of this filing.

 -----------------------------------------------------------------------------
(4) Mr. Ness holds options exercisable for 310,000 shares of our common stock. Options for 300,000 shares have (i) a $.10 / share option strike price,
     (ii) a term of 4 years and (iii) a cashless exercise. Mr. Ness also owns another option to purchase 10,000 shares that has (i) a $1.00 per share option strike price, (ii) a term of 3 years and (iii) a cashless exercise. Accordingly, 110,000 options are considered exercisable within 60 days.
--------------------------------------------------------------------------------
(5) Mr. Dender holds a warrant to purchase 400,000 shares of common stock. The warrant has (i) a $1.00 / share warrant strike price, (ii) a term of 2 years and (iii) a cashless exercise.
--------------------------------------------------------------------------------
(6)  Mr. Withall holds no options to purchase common stock.
--------------------------------------------------------------------------------
(7) Mr. Jones holds a warrant to purchase 100,000 shares of common stock. The warrant has (i) a $1.00 / share warrant strike price, (ii) a term of 2 years and (iii) a cashless exercise.
--------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Presently, four directors serve on the Board. Pursuant to the terms of the Settlement Agreement, Edward Nichols, who is the current Chairman of the Board, Chief Executive Officer and Secretary, Charles Pollard, William Young and Paul Dragul have resigned as directors and executive officers of the Company effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company. Pursuant to the terms of the Settlement Agreement, the Board is to consist of three directors. The resignation of the Current Company Directors and appointment of the Incoming Directors (Dender, Withall and Jones) will not occur until ten days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of Common Stock of the company as required by Rule 14f-1 pf the Exchange Act. It is also anticipated that Nichols will resign as an executive officer and that new executive officers will be appointed at the Effective Date.

All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by our Board and their terms of office are at the discretion of our Board.

                        PRIOR TO THE SETTLEMENT AGREEMENT

   NAME                AGE    POSITION
   ------------------  ---    ------------------------------------------------
   W. Edward Nichols   71     Chief Executive Officer, Chairman and Secretary
   Terrance Manning    56     President and Chief Operating Officer (1)
   Charles W. Pollard  55     Director, Former President & Chief Operating
                              Officer of Three Forks, Inc. and Former Chief
                              Executive Officer Of TFI Operating Company, Inc.

   William F. Young    65     Director
   Paul Dragul         80     Director
---------------------

(1) Mr. Manning resigned as of October 31, 2014.

W. EDWARD NICHOLS, Chief Executive Officer since October 22, 2013, Chairman of the Board since March 2012 and Secretary since inception. Mr. Nichols is currently a practicing attorney with Nichols & Nichols in Denver, Colorado. He is authorized to practice in the states of Colorado and Kansas, the United States Federal Courts, and Supreme Court of the United States. He is also Managing Director of Nichols & Company, a management consulting firm he founded on May 25, 2000 and through the firm has worked as a private investment banker and consultant with venture capital companies in the U.S. and Europe. Mr. Nichols grew up in the oil patch and has owned and operated gas processing plants in Kansas and Wyoming. He has also co-owned and operated oil drilling, production and gas gathering companies in Kansas. From 2010 to March 2012, Mr. Nichols was a director of Gulfstar Energy Corporation (fka Bedrock Energy Corporation), a publicly registered company. Mr. Nichols holds a BBA from Washburn University and in 1971 received a JD from Washburn University School of Law in Topeka, Kansas. Mr. Nichols, as a founder of the Company, brings to the board of directors not only his experience in the venture capital arena, but also provides the board with his corporate legal experience.

TERRENCE R. MANNING, President and Chief Executive Officer since June 17, 2014 and until his resignation on October 31, 2014. Mr. Manning has more than 33 years of diversified oil and gas experience. He began his career with Amoco Canada and Amoco Production Company 1980), where he spent 16 years in asset exploitation, petroleum engineering and management. Subsequent assignments included professional technical consultant with Petroleum Analysis & Consulting (from 1998 to 2003), where he provided advisory services involving reservoir engineering, acquisitions and divestitures, and asset value optimization; Vice-President of asset transactions with Tristone Capital Advisors (2002-2006); General Manager of D&J Oil Company. (2006-2008) where he was responsible for all company operations including drilling and completions, reservoir engineering, reserve analysis and economic assessment; Asset Manager and Advisor to the CEO of Platinum Energy Resources (2008-2010) with direct responsibility for asset optimization - planning and execution, property and reserve valuation and implementation of capital projects; Senior Vice President and Senior Reservoir Engineer with BBVA Compass Bank (2010-2012); and Senior upstream technical advisor to oil and gas industry clients. Mr. Manning holds a Chemical Engineering Degree from the University of Calgary (1980). He is a Professional Certified Engineer with the Association of Professional Engineers, Geologists and Geophysicists in Alberta, Canada, and a member of the Society of Petroleum Evaluation Engineers, the American Association of Petroleum Geologists, and the Society of Petroleum Engineers.

CHARLES W. POLLARD, Director since March 1, 2013, Former President and Chief Operating Officer and Director and CEO of TFI Operating Company, Inc., a subsidiary of Three Forks, Inc. from March 1, 2013 through June 17, 2014. Charles Pollard has 32 years of experience in the energy industry, including senior positions with MAK J Energy as President/COO (2009-2013), Petro-Canada Resources as Sr. VP of Engineering /Operations (2004-2008), Flatiron Petroleum as COO (2003-2004), and Ensign Oil & Gas as VP Engineering/Operations from
(2001-2003). Mr. Pollard was President & CEO Redstone Resources Inc. (2000-2001). Prior to that he worked two years for Ocean Energy and 17 years for Occidental Petroleum. Mr. Pollard was the Chief Executive Officer of TFI Operating Company, Inc., our wholly-owned subsidiary from March 1, 2013 through June 17, 2014. Mr. Pollard has been the recipient of numerous industry awards and is the author of a variety of technical papers and publications. Mr. Pollard received his B.S. in Petroleum Engineering from Mississippi State University Magna Cum Laude in 1981 and is a graduate of the Executive Management program of UCLA (1997). He also is a Registered Professional Engineer in the states of Texas and Wyoming. Mr. Pollard was appointed to the Board of Director due to his technical expertise in the oil and gas industry.

WILLIAM F. YOUNG, Director. Mr. Young has over 30 years of experience in the oil and gas industry. He is currently President of Georgia Energy in Griffin, Georgia. Georgia Energy markets various gas and oil products, including propane and other gas products for residential use, as well as fuel operated generators. Mr. Young has also served as President of Eastside Petroleum from 1991 to date. Eastside Petroleum is a fuel distributor dealing in light and heavy oils and lubricants primarily for use in aviation. Mr. Young has also worked in management of oil and gas distribution with Phillips 66. He is a veteran of the U.S. Navy where he served in Naval Aviation, serving from 1968 through 1974. Mr. Young was appointed to the Board of Directors due to his technical expertise in the oil and gas industry.

PAUL DRAGUL, Director. Dr. Dragul is a Board Certified otolaryngologist specializing in head and neck surgery. He received his medical degree from the University of Cincinnati College of Medicine in 1960 and completed his residency at the University of Colorado Medical Center in 1967. He also earned a Bachelor of Science, Pharmacy degree from the University of Cincinnati in 1956, where he was student body president. Dr. Dragul is a member of the American Academy of Otolaryngology/Head and Neck Surgery and several other medical societies. Dr. Dragul was appointed to the Board of Directors due to his operational and managerial experiences.

FOLLOWING THE SETTLEMENT AGREEMENT

The Company's executive officers following the execution of the Settlement Agreement and Effective Date and directors (who will be appointed once the waiting period required by the Exchange Act has expired) are and will be:

  NAME                    AGE     POSITION
  --------------------    ---     ---------------------------------------------
  Thomas A. Ness          36      Interim President and Chief Operating Officer

  Timothy R. Dender       45      Incoming Director

  Alex D. Withall         44      Incoming Director

  Charles W. Jones        62      Incoming Director

THOMAS A. NESS, Interim President & Chief Operating Officer. Mr. Ness has held the position of Director of Development for Inland Real Estate Development, one of Chicago's largest development companies, since 1997. Mr. Ness was responsible for delivering 100+ build ready lots to national and private homebuilders during the most prolific homebuilding area in modern history. Mr. Ness was also responsible with working with and providing build ready lots for America top retail chains, such as Menards, Wal-Mart and Sams Club, JC Penny's, Office Max, and Meijer. Mr. Ness has worked in many facets of the construction business in the Chicagoland area. From 2004 to 2007, Mr. Ness worked for a top 5 Chicago private developer and national homebuilder where he was responsible for managing 20 large scale residential and commercial developments totaling $100 million. From 2001 to 2004, Mr. Ness worked for Engineering Enterprises where he was a senior field technician working with fortune 500 national homebuilders and local municipalities. Mr. Ness is a 2000 graduate of Aurora University, where he majored in Business Administration.

TIMOTHY R. DENDER, Director; President of Dender Distributing Company, an independent beer and beverage wholesaler based in Griffin, Georgia. Mr. Dender has worked in various positions with this company for the past 30 years. Mr. Dender attended Gordon College for two years ending on or about 1994.

ALEX D. WITHALL, Director; Mr. Withall has been retired for the last three years. From 1993 through 2011, Mr. Withall was employed by Miner Enterprises, a family-owned Geneva, Illinois based supplier of shock protection equipment to the railroad industry. Mr. Withall was the Director of Human Resources at Miner and held other positions as well, including Purchasing Agent, who bought scrap steel from various suppliers. Mr. Withall attended College of DuPage and the University of Michigan in 1991.

CHARLES W. JONES, Director. Mr. Jones is the owner of Ann Imes & Associates, LLC, a residential real estate firm located in Griffin, Georgia. Mr. Jones purchased the real estate firm in 2002. Mr. Jones attended Valdosta State University in 1971.

The Incoming Directors will be appointed by the current Board of Directors for a two-year term to hold office until the next annual general meeting of the Company's stockholders or until removed from office in accordance with the Company's Bylaws ("Bylaws") and the provisions of the Colorado Revised Statutes. Each of the Company's directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Bylaws and the provisions of the Colorado Revised Statues.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and incoming officers. There has not been any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the Incoming Directors and incoming officers had or will have a direct or indirect material interest, except for the proposed transactions described herein

Other than the transactions discussed herein, we have not entered into any transaction nor are there any proposed transactions in which any of our founders, directors, executive officers, shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

EDWARD NICHOLS

As part of the Settlement Agreement, Mr. Nichols will voluntarily resign as Chairman, CEO, Secretary and Director and from all committees of the Company and from all other executive positions with the Company, its subsidiaries and affiliates, to be effective immediately at such time as (i) the Loan is paid in full and (ii) the ten-day notice period under ss. 240.14f-1 of the 1934 Act has expired. Mr. Nichols will surrender all options for Common Stock of the Company issued to him for cancellation by the Company and will surrender 1.5 million shares of Common Stock of the Company issued to him for cancellation by the Company. The Settlement Agreement also provided for mutual releases of all claims related in any way to the transactions or occurrences between Mr. Nichols and the Company to the fullest extent permitted by law, including, but not limited to, his employment with Company.

GUARANTY BANK AND TRUST LOAN PAYOFF AND NEW GUARANTY BANK AND TRUST LOAN

On May 9, 2014, the Company closed on a four (4) year Credit Facility with Guaranty Bank and Trust ("GBT") for a loan commitment up to $50,000,000. This Credit Facility allows the Company subject to certain terms and conditions to borrow from the Credit Facility amounts in the form of a note issued by the Company to GBT. The notes are collateralized by the Company's oil and gas properties and require that the Company pay interest monthly in arrears on the unpaid balance of the notes at varying rates but not to exceed 5.0% per annum. During the six months ended June 30, 2014, the Company borrowed $3,500,000 from the Credit Facility of which $1,125,000 was drawn down and used towards financing costs, working capital, workover of additional wells acquired from Five JAB and payment in full of outstanding promissory notes due by the Company totaling $385,000 including $300,000 owed to Mr. Pollard. The remaining $2,375,000 of funds borrowed off of the Credit Facility is available to be used by the Company at its discretion. Therefore, at June 30, 2014, the Company owes $1,125,000 on the debt and during the three months ended June 30, 2014, the Company paid $7,583 of interest on the debt.

In connection with the Settlement Agreement, Resource Recovery will cause the $1,175,000 outstanding principal amount due under the line of credit loan to the Company from Guaranty Bank dated May 9, 2014 in the original principal amount of $1,200,00.00 plus accrued interests and other fees due and payable (the "Loan") to paid off in full (the "Loan Payoff") by way of assignment of such loan from Guaranty Bank to Resource Recovery. In addition as a condition to such payment by Resource Recovery thereof, the Company shall simultaneously pay all interest, fees and other costs due under the Loan to Guaranty Bank. Resource Recovery has among its' members Incoming Directors Tim Dender and Alex D. Withall, who are among the directors that will replace the Current Company Directors, effective upon the resignation of such directors as provided in the Settlement Agreement and the expiration of the ten-day notice period under ss.240.14f-1.

EMPLOYMENT AGREEMENTS

We have employment agreements as of July 1, 2014, with our key officers, as listed below. Described below are the compensation packages our Board approved for our executive officers. The compensation agreements were approved by our board based upon recommendations conducted by the board.

         NAME                     POSITION                   ANNUAL COMPENSATION
         ----                     --------                   -------------------
Donald L. Walford         Former Executive Vice President
                                  of Finance                     $192,000 (1)

Charles W. Pollard           Former President & COO              $210,000 (2)

W. Edward Nichols                 CEO, Chairman
                                  and Secretary                  $180,000 (3)

Terrence R. Manning            Former President & COO            $101,844 (4)
------------------

(1) Pursuant to an employment agreement effective September 1, 2012 and amended in February 2013, Mr. Walford receives a base salary of $192,000 per year. In addition to the base salary, Mr. Walford shall be paid a monthly car allowance of $600. In February 2013, the term of the agreement was extended through September 2016. On October 22, 2013, Mr. Walford was appointed the Executive Vice President of Finance and no changes were made to his employment agreement as a result of the change of position. On January 28, 2014, Mr. Walford was given 30- day notice of his termination for cause. Mr. Walford disputed that his removal as an officer of the Company was "for cause" as defined in the Employment Agreement. The Company and Mr. Walford reached a settlement of Mr. Walford's Employment Agreement in March 2014 where Mr. Walford and the Company agree that Mr. Walford shall be deemed to have resigned as an officer, as of January 28, 2014, and he has resigned as a director of the Company effective
February 27, 2014. As part of the Settlement Agreement, to be effective immediately at such time as (i) the Loan is paid in full and (ii) the ten-day notice period under ss. 240.14f-1 of the 1934 Act has expired, Mr. Walford will surrender will surrender 1.5 million shares of Common Stock of the Company issued to him for cancellation by the Company and will surrender all options for Common Stock of the Company issued to him for cancellation by the Company, such that Mr. Walford shall retain no options and 500,000 shares of Common Stock.

(2) Effective March 1, 2013, we entered into an Executive Employment Agreement with Charles Pollard to become our Chief Operating Officer and Director and the CEO of TFI Operating. On June 17, 2014, Mr. Pollard resigned as the President and Chief Operating Officer of the Company and the CEO of TFI Operating. Pursuant to the Agreement, Mr. Pollard received a base salary of $210,000 per year. The base salary thereafter was reassessed annually by the Board of Directors based upon the performance of Mr. Pollard. In addition, Mr. Pollard:
(i) shall be eligible to receive up to 500,000 shares of our common stock based upon his performance as to the production and reserve growth of us and mutually agreed upon between himself and the Board of Directors; and ii) he shall be entitled to participate in all benefit programs established by us. The Agreement may be terminated by either party without cause upon thirty days written notice. Also as part of this Agreement and subsequently amended in June 2013, Mr. Pollard was granted non-qualified stock options to purchase 2,250,000 shares of our common stock at $0.10 per share. The stock options will have a cashless exercise option and a tag along sales option for Mr. Pollard should the CEO or other members of the Board of Directors elect to sell the shares of common stock prior to a public stock offering. See the table below for a description of the vesting provisions and term of the stock options. As part of the Settlement Agreement, to be effective immediately at such time as (i) the Loan is paid in full and (ii) the ten-day notice period under ss. 240.14f-1 of the 1934 Act has expired, Mr. Pollard will resign as a director and from any committees of the Company, its subsidiaries and affiliates, and will surrender 1,750,000 options for Common Stock of the Company issued to him for cancellation by the Company, such that Mr. Pollard shall retain 500,000 options exercisable at $0.10 per option share.

(3) Pursuant to a Consulting Agreement, effective September 1, 2012, Mr. Nichols receives a Base Fee of $120,000 per year for the first six months and which increased to $180,000 on the first day of March 2013. In addition to the Base Fee, Mr. Nichols is paid a monthly car allowance of $600. Mr. Nichols shall be paid an annual bonus of one half of one percent of the net asset increases over the prior year. The basis of the calculation shall be the net assets as listed in our financials and shall be paid every six months within 30 days after the accounting for the applicable period has been completed. The original term of the Consulting Agreement was extended through September 2016. On October 22, 2013, Mr. Nichols was appointed the Chief Executive Officer of the Company no changes have been made to the Consulting Agreement as a result of the change of position. As part of the Settlement Agreement, to be effective immediately at such time as (i) the Loan is paid in full and (ii) the ten-day notice period under ss. 240.14f-1 of the 1934 Act has expired, Mr. Nichols will resign as Chairman, CEO, Secretary and Director and from all committees of the Company and from all other executive positions with the Company, its subsidiaries and affiliates and will surrender all options for Common Stock of the Company issued to him for cancellation by the Company and will surrender 1.5 million shares of Common Stock of the Company issued to him for cancellation by the Company such that Mr. Nichols shall retain no options and 500,000 shares of Common Stock.

(4) Effective July 1, 2014, we entered into an Executive Employment Agreement with Terrence R. Manning, to become our President and Chief Operating Officer, and the President and CEO of TFI Operating. The Agreement provides for Mr. Manning to receive a monthly fee of $8,487 for providing 12 days of work, to be modified if necessary. In addition, Mr. Manning: i) shall be eligible to receive up to 500,000 shares of our common stock based upon his performance as measurable quantitative milestones and mutually agreed upon between himself and the Board of Directors; and ii) he shall be entitled to participate in all benefit programs established by us. The Agreement may be terminated by either party without cause upon thirty days written notice. In addition Mr. Manning is to receive and initial option of 1,200,000 shares with a 5 year term and an exercise price of $0.10 per share. The option will vest over a 3 year period, with 10% vesting upon the signing of the agreement and 30% thereafter on the anniversary date of the employment agreement. The stock options will have a tag along sales option for Mr. Manning should the CEO or other members of the Board of Directors elect to sell the shares of common stock prior to a public stock offering. Mr. Manning resigned from all positions with the Company on October 31, 2014.

The Company's Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.
Stock Issuances

During the year ended December 31, 2013, the following officers and directors of the Company were issued stock and granted options as listed below:

                                                       NUMBER OF
          NAME                     POSITION              SHARES         TYPE OF EQUITY         REASON FOR ISSUANCE
------------------------- --------------------------- ------------- ----------------------- ---------------------------
W. Edward Nichols         CEO, Chairman & Secretary      50,000             Option                   Services

Charles Pollard           Director, Former             2,300,000           Options                   Services
                          President & COO

William Young             Director                       25,000             Option                   Services

Paul Dragul               Director                       25,000             Option                   Services

                                                         50,000         Common Shares             Cash Services
Lester Ranew              Former Director                72,704         Common Shares                  Cash
                                                        200,000             Option                     Cash
                                                         25,000             Option                   Services
-------------------------

THREE FORKS NO. 1 LLC

On December 31, 2012, we entered into a Farmout Agreement where we had a 100% working interest in 320 gross and 290 net acres of mineral interests located in Archer County Texas subject to the Farmout. In consideration of Three Forks No. 1 undertaking and paying it's pro rata portion of the costs associated with the drilling and completion of 9 wells in Archer county Texas on the Farmout property, we assigned 87% of the working interest in the Farmout to the LLC. Likewise, on January 1, 2013, we assigned 1% of the WI to each Messrs. Young and Nichols, officers and directors of the Company, (a total of 2% of the WI) in the Farmout. These WIs' were assigned the proportional cash payment of 2% of the project costs.

Mr. Lester Ranew, a former director of the Company, purchase 6 Units in the Three Forks No. 1, representing 5.41% equity interest in Three Forks No. 1.

Certain officers and members of the Board of Directors of the Company are members of Tincup Oil and Gas LLC, a Colorado limited liability company and on March 31, 2014, Tincup Oil and Gas LLC purchased 190,000 two year warrants in consideration for and cancellation of $190,000 in debt. See Secured Convertible Promissory Notes.

ACCRUED LIABILITIES - RELATED PARTY

During the year ended December 31, 2013, the Company was advanced funds from Mr. Ranew, who is also a member of Tin Cup LLC and at December 31, 2013 the Company owes $209,520. In addition, during the year 2013, the Company was advanced funds from Three Forks No 1 LLC and at December 31, 2013 owes $2,685.

At December 31, 2012, we owed an affiliate of one of our former officer and director a total of $15,000 in fees for services rendered.

SHARES FOR SERVICES

During the year ended December 31, 2013, Mr. Dragul and Mr. Panigrahi a member of the Board of Directors and a former member, respectively were issued 25,000 and 175,000 shares of our common stock in exchange for services in the amount of $17,600 or at a fair value of $0.088 per share.

In March 2012, the Company issued 5,325,000 shares of its common stock to its members of the Board of Directors and officers in exchange for services in the amount of $5,325 or at a fair value of $0.001 per share.

In September 2013, we commenced a private offering of $2,000,000 Secured Convertible Promissory Notes in order to complete the purchase of the remaining 37.5% WI in the Five JABS property discussed above. These notes are due in September 2014 and are convertible into shares of our common stock in whole or in part at a conversion price of $3.60 per share 6 months after issuance of the secured convertible promissory note. The conversion of the convertible promissory notes into shares of our common stock could have a dilutive effect to the holdings of our existing shareholders. The Secured Convertible Promissory Notes are secured by the Company's 75% of the right, title and working interest in 1,955 gross leasehold acres including 13 producing wells, 9 service wells and 14 additional wellbores located in the States of Texas and Louisiana, the Five JABS properties. The offering was not fully subscribed and a total of $1,535,000 was raised. Tincup Oil and Gas, LLC of which Mr. Ranew, a former director of the Company, is a member, holds a Secured Convertible Promissory Note for $250,000. At December 31, 2013, the Company owes a total of $1,475,000 in outstanding secured convertible promissory notes.

On March 31, 2014, holders of the above promissory notes purchased 1,390,000 warrants issued by the Company in consideration for and cancellation of their promissory notes issued to them by the Company in the amount of $1,390,000. A warrant entitles the holder for a term of two years to purchase one share of common stock of the Company at the rate of $1.00 per share. Therefore, as of March 31, 2014, the Company issued 1,390,000 warrants to holders of the promissory notes in cancellation of $1,390,000 in debt.

Separately and apart, two members of management agreed to make up the difference of the Secured Convertible Promissory Note Offering and the purchase price of Five JABS in a separate transaction with separate terms with the Company. Mr. Charles Pollard, a director and former President and COO and Mr. Lester Ranew, a former director of the Company, in exchange for secured convertible promissory notes provided the Company with a total of $600,000 cash ($300,000 each). At December 31, 2013, the Company owes a total of $600,000 to Mr. Pollard and Mr. Ranew.

Mr. Pollard's and Mr. Ranew's notes have a due date of January 2, 2014 and allow for the conversion of the notes into common stock upon issuance. Their notes provide that in addition to having a due date of January 2, 2014, that at the due date they will each receive a $7,500 payment of fees and interest. If the notes are not paid at January 2, 2014, the Company is required to take immediate steps to liquidate the secured property and the due date will be extended to April 2, 2014. At January 2, 2014, the Company failed to make payment on the notes. At that time Mr. Pollard and Ranew each entered into an Extension and Waiver with the Company. The Extension and Waiver provides that the payment date shall be extended to April 2, 2014 and both holders have waived the provision that steps be taken to liquidate the secured property at this time. On April 7, 2014, Mr. Pollard extended the payment date on his note to May 2, 2014 and if the payment is not made or the property has not been liquidated then he will be assigned a 5.625% interest in the Five JABS properties. On March 31, 2014, Mr. Ranew purchased 300,000 warrants issued by the Company in consideration for and cancellation of his promissory note issued to him by the Company in the amount of $300,000.

On May 18, 2014, Mr. Pollard was paid $300,000 as full payment of his promissory note and Mr. Ranew received in lieu of repayment a three year option to purchase an additional 300,000 shares of the Company's shares of the company's common stock at a price of $1.00 per share.

                     COMPENSATION OF DIRECTORS AND OFFICERS

2013 STOCK INCENTIVE PLAN

Effective May 1, 2013, the Company's 2013 Stock Option and Award Plan (the "2013 Stock Incentive Plan") was approved by its Board of Directors and shareholders. Under the 2013 Stock Incentive Plan, the Board of Directors may grant options or purchase rights to purchase common stock to officers, employees, and other persons who provide services to the Company or any related company. The participants to whom awards are granted, the type of awards granted, the number of shares covered for each award, and the purchase price, conditions and other terms of each award are determined by the Board of Directors, except that the term of the options shall not exceed 10 years. A total of 5 million shares of the Company's common stock are subject to the 2013 Stock Incentive Plan. The shares issued for the 2013 Stock Incentive Plan may be either treasury or authorized and unissued shares. During the year ended December 31, 2013, options in the amount of 2,300,000 and warrants in the amount of 275,000 were granted under the 2013 Stock Incentive Plan including options in the amount of 175,000 to officers and directors as well as cashless options to a Board member to acquire up to 100,000 shares of the Company's common stock at an option price of $.10 per share for a period of five years from the effective date of the grant. The cashless options were immediately vested upon the date of grant.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information concerning compensation of the President and our most highly compensated executive officers for the fiscal year ended December 31, 2013:

                                        SUMMARY EXECUTIVES COMPENSATION TABLE
                                                      IN DOLLARS

---------------------- -------- --------- -------- -------- --------- ------------- ---------------- ------------ ----------
                                                                       Non-equity    Non-qualified
                                                                       incentive       deferred
                                Contract           Stock    Option        plan       compensation     All other
                                Payments   Bonus   awards   awards    compensation     earnings      compensation   Total
Name & Position        Year       ($)       ($)      ($)    ($)           ($)             ($)            ($)         ($)
---------------------- -------- --------- -------- -------- --------- ------------- ---------------- ------------ ----------
W. Edward Nichols,      2013    170,000   25,000      0        26          0               0              0       $195,026
CEO, Secretary,
Chairman (1)
---------------------- -------- --------- -------- -------- --------- ------------- ---------------- ------------ ----------
Charles Pollard,        2013    174,719      0        0      27,267                                       0       $201,896
Pres. & COO (2)
---------------------- -------- --------- -------- -------- --------- ------------- ---------------- ------------ ----------
Todd B. Hattenbach,     2013     50,000      0        0       162          0               0              0        $50,162
Former CFO (3)
---------------------- -------- --------- -------- -------- --------- ------------- ---------------- ------------ ----------
Donald Walford,
Former Exec VP of       2013    192,000   10,000      0        0           0               0              0       $202,000
Finance (4)
---------------------- -------- --------- -------- -------- --------- ------------- ---------------- ------------ ----------

(1) Mr. Nichols was appointed the Chief Executive Officer on October 22, 2013. Mr. Nichols, in connection with his services as an officer, director and founder was issued 2,000,000 shares of common stock, such shares were valued at $2,000 or $0.001 per share. Mr. Nichols was also granted an option for 50,000 shares on December 15, 2013 that has a value of $26 using the Black-Scholes method.
(2) Mr. Pollard served as the President and Chief Operating Officer of the Company from March 1, 2013 through June 17, 2014. As part of Mr. Pollard's employment he was granted options for 2,300,000 shares. The options have a value of $27,267 using the Black-Scholes method.
(3)  Mr.  Hattenbach  served as an Officer from July 1, 2013 through  October 7,
     2013.
(4) Mr. Walford served as the Chief Executive Officer of the Company from its inception to October 22, 2013, at that time he was appointed the Executive Vice President of Finance. He served as the Executive Vice President from October 22, 2013 through January 28, 2014. Mr. Walford in connection with his services as an officer, director and founder was issued 2,000,000 shares of common stock, such shares were valued at $2,000 or $0.001 per share. Mr. Walford resigned as a Director on February 27, 2014.


                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information concerning outstanding equity awards held by the President and the Company's two most highly compensated executive officers for the fiscal year ended December 31, 2013 (the "Named
Executive Officers"):


------------- ------------------------------------------------------------------- ------------------------------------------------
                                        OPTION AWARDS                                              STOCK AWARDS
------------- ------------------------------------------------------------------- ------------------------------------------------
------------- ------------- ---------------- ------------- --------- ------------ ----------- ----------- ----------- ------------
                                                                                                                        Equity
                                                                                                                       incentive
                                                                                                           Equity         plan
                                                                                                          incentive     awards:
                                                Equity                                                      plan       Market or
                                              incentive                                                    awards:       payout
                                                 plan                                           Market    Number of    value of
                                               awards:                                         value of    unearned     unearned
                                              Number of                           Number of    shares of   shares,       shares,
               Number of       Number of      securities                          shares or    units of    units or     units or
               securities     securities      underlying                          units of      stock       other        others
               underlying     underlying     unexercised   Option                   stock      that have   rights        rights
              unexercised     unexercised      unearned    exercise    Option     that have      not      that have    that have
              options (#)     options (#)      options      price    expiration   not vested    vested       not      not vested
    Name      exercisable    unexercisable       (#)         ($)        date          (#)        ($)      vested (#)      ($)
------------- ------------- ---------------- ------------- --------- ------------ ----------- ----------- ----------- ------------
W. Edward        50,000           -0-            -0-        $1.00     12/15/16       -0-        $ -0-        -0-          -0-
Nichols, CEO
------------- ------------- ---------------- ------------- --------- ------------ ----------- ----------- ----------- ------------
Charles        2,250,000          -0-            -0-        $0.10      3/5/18     1,631,507    $221,885      -0-          -0-
Pollard,
Former
President
and COO
------------- ------------- ---------------- ------------- --------- ------------ ----------- ----------- ----------- ------------
                 50,000           -0-            -0-        $1.00     12/15/16       -0-         $-0-        -0-          -0-
------------- ------------- ---------------- ------------- --------- ------------ ----------- ----------- ----------- ------------

   (1) Mr. Pollard resigned as President and COO on June 17, 2014.


                              DIRECTOR COMPENSATION

The following table sets forth certain information concerning compensation paid to our directors for services as directors, but not including compensation for services as officers reported in the "Summary Executives' Compensation Table" during the year ended December 31, 2013:

------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------
                                                                                      NON-QUALIFIED
                                                                   NON-EQUITY            DEFERRED
                               FEES                                INCENTIVE PLAN      COMPENSATION         ALL OTHER
                              EARNED       STOCK      OPTION      COMPENSATION ($)       EARNINGS        COMPENSATION ($)    TOTAL
       NAME          YEAR     OR PAID      AWARDS    AWARDS ($)                             ($)                               ($)
                              IN CASH       ($)
                                ($)
------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------
W. Edward           2013       $-0-        $-0-        $-0-            $-0-               $-0-                $-0-           $-0-
Nichols(1)
------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------
Charles Pollard(2)  2013       $-0-        $-0-        $-0-            $-0-               $-0-                $-0-           $-0-
------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------
William F.          2013       $-0-        $-0-        $13             $-0-               $-0-                $-0-           $13
Young(3)
------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------
Lester Ranew(3)(5)  2013       $-0-        $-0-        $13             $-0-               $-0-                $-0-           $13
------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------
Paul Dragul (3)     2013       $-0-        $-0-        $13             $-0-               $-0-                $-0-           $13
------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------
Donald Walford (4)  2013       $-0-        $-0-        $-0-            $-0-               $-0-                $-0-           $-0-
------------------- -------- ---------- ----------- ----------- ------------------- ------------------ ------------------- ---------

(1) Mr. Nichols receives a salary pursuant to an agreement with the Company for his services to the Company. As discussed in the Executive Compensation table. During the year ended December 31, 2013, Mr. Nichols received total compensation of $195,026, including an option exercisable for 50,000 shares of the Company's common stock.
(2) Mr. Pollard received a salary pursuant to an agreement with the Company for his services as an officer of the Company. During the year ended December 31, 2013, Mr. Pollard received total compensation of $201,896, Including options exercisable for 2,300,000 shares of the Company's common stock.
(3) During the year ended December 31, 2013, Messrs. Young, Ranew and Dragul were each issued an option exercisable for 25,000 shares for their Services. The options were valued using Black-Scholes at $13 each.

(4) Mr. Walford receives a salary pursuant to an employment agreement with the Company for his services as an officer of the Company. On February 27, 2014, he resigned as a Director.
(5)  Mr. Ranew resigned as a director of the Company on June 30, 2014.

DIRECTOR INDEPENDENCE

Our board of directors undertook its annual review of the independence of the directors and considered whether any director had a material relationship with us or our management that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, the board of directors affirmatively determined that Messrs. Dragul and Young are "independent" as such term is used under the rules and regulations of the Securities and Exchange Commission. Mr. Nichols, as Chief Executive Officer and Chief Financial Officer of the Company, Mr. Manning as President and Chief Operating Officer and Mr. Pollard as director and as a shareholder and a Secured Debt holder, were not considered to be "independent."

                              DIRECTOR INDEPENDENCE

During the fiscal year ended December 31, 2013, we did not have any independent directors on our Board. Of our proposed Incoming Directors, at least two are currently anticipated to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc. and the SEC.

                 COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We are managed under the direction of our board of directors. The board of directors has no nominating, auditing committee or a compensation committee. Therefore, the selection of person or election to the board of directors was neither independently made nor negotiated at arm's length.

Executive Committee. The members of the Board of Directors serve as our executive committee.

Audit Committee. The members of the Board of Directors serve as our audit committee and as such our audit committee is not considered to have independent members or to be independent.

We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

                           BOARD LEADERSHIP STRUCTURE

As of the date hereof, the Current Company Directors (Messrs. Nichols, Pollard, Young and Dragul) are our only directors. Mr. Nichols is both Chairman of the Board and Chief Executive Officer of the Company. The Company has no lead independent director since the Company has no independent directors. The Board has determined that his leadership structure is appropriate for the Company given the Company's size and limited resources. Our Board recognizes that no single leadership model is right for all companies and at all times and that, depending on the circumstances, other leadership models, such as separating the role of Chairman of the Board and Chief Executive Officer, might be appropriate. Since the executive officers and the directors of the Company have historically been the same people, there is no separate oversight by the Board of the Company's risk oversight.

                       MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2013, the Board had two board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

              STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company' s operations, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or bylaws. The only restrictions are those applicable generally under Colorado corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

Stockholders or other interested parties may communicate with the Company's directors by sending mail to PO Box 1510, Johnstown, Colorado 80534.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended December 31, 2013, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") failed to file on a timely basis, reports required by Section 16 of the Exchange Act during such fiscal year or, except as reported above, prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

                                LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, nor is the Company aware of any civil proceeding or government authority contemplating any legal proceeding as of the date of this filing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                           THREE FORKS, INC.

December 2, 2014                           By: /s/ W. Edward Nichols
                                           -------------------------------------
                                           Chairman & CEO